January 12, 2010

Via EDGAR and Fax

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549-3561

RE:           Con-way Inc.
Letter dated December 30, 2009 concerning Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2009.
File No. 1-5046

Dear Mr. Humphrey:

This letter is in response to your comment letter dated December 30, 2009 concerning your review of the Con-way Inc. Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2009.  The numbered responses below correspond to the numbered paragraphs in your letter.

Form 10-K for the Year Ended December 31, 2008

Consolidated Financial Statements

Statement of Cash Flows, page 44

1.  Please tell us why you have presented changes in investments as a net amount in your statement of cash flows.  You should support your position using the guidance in paragraphs 230-10-45-8 through 45-9 and paragraph 230-10-28 of the FASB ASC.

Response:

We will revise our document in future filings in response to this comment.

In the statement of cash flows, we have historically presented changes in investments as a net amount due primarily to our conclusion about the usefulness of gross-basis reporting for those periods, after consideration of the guidance in ASC 230-10-45-8.

Our investments in marketable securities consist mostly of short-term auction-rate securities and variable-rate demand notes.  Since the turnover of these investments was generally very short term, we concluded under ASC 230-10-45-8 that reporting only the net changes in these investments was sufficient to understand our investing activities – particularly when supplemented with our accounting policy disclosures on the short-term nature of our marketable securities.

Note 5—Sale of Unconsolidated Joint Venture

Transition and Related Services, page 59

2.  Please tell us how much of the $11.2 million and $10.9 million of reported revenue in 2008 and 2007, respectively, has been collected from GM.

Response:

We have collected virtually all of the reported revenue in 2008 and 2007 from GM.

Form 10-Q for the quarterly period ended September 30, 2009

Note 2—Goodwill and Intangible Assets, page 9

3.  We note that you performed an interim impairment test during the quarterly period ended March 31, 2009 using both the public-company multiple and discounted cash flow models, and as a result thereof you recorded an impairment charge of $134.8 million.  Please tell us how the forecasted revenues and expenses used in the discounted cash flow model compare to your actual results for the second and third quarters of 2009.  If actual results did not meet or exceed forecasted results, please tell us whether or not you considered performing an additional impairment test at the end of each subsequent quarterly period.

Response:

Revenue for the second and third quarters of 2009 did not exceed forecasted results due in large part to reductions in tractor fleet size.   The fleet reduction was not included in the original forecast used in the discounted cash flow model.  The reduction was done to reduce older, less efficient equipment in order to reduce costs given market conditions.  As a result, revenue levels were proportionately less than forecast.  However, operating profit, adjusted for the effect of a loss on the sale of fleet equipment, was close to forecast and therefore was not considered an adverse change in the periods.  In addition, the company uses public-company multiples as part of its valuation, and those multiples improved each quarter.  These valuation trends provided further support that an adverse change did not occur in these quarters.   Accordingly, no additional impairment tests were deemed necessary.

Second quarter actual revenue was 5.4% below the forecasted revenue used in the discounted cash flow model due in part to the reduction in fleet size which resulted in a $2.5 million loss from the sale of 195 tractors in the quarter.  Operating income, adjusted for the loss from tractor sales and a one-time receivable write-off, was slightly above the operating profit used in the forecast.

Third quarter actual revenue was 3.5% below the forecasted revenue used in the model, again, due largely to the second quarter fleet reduction not in the forecast.  Actual operating profit was less than one percent below the forecasted amount used in the discounted cash flow model.

Management’s Discussion of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 27

4.  Please revise your discussion of cash flow from operating activities to exclude the presentation of the numerical value of net income before non-cash items.  Such presentation constitutes the presentation of a non-GAAP measure and should be accompanied by the disclosure requirements set forth in Item 10(e) of Regulation S-X.  As these disclosure requirements have not been included, please eliminate the presentation of net income before non-cash items.  We would not object to the presentation of the total decrease in net income accompanied by a discussion of the non-cash components of the decrease, such as impairment charges.

Response:

We will exclude the presentation of the numerical value of net income before non-cash items in all future filings.

In connection with our responses, Con-way acknowledges that: The company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (503)-450-3654 if you have any further questions.

Very truly yours,

/s/ Kevin Coel

Kevin Coel
Senior Vice President Corporate Controller

Cc:           Steve Bruffett
Jennifer Pileggi